As filed with the Securities and Exchange Commission on August 6, 2012

File No.  812-14022

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c)

OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING EXEMPTIONS FROM

SECTIONS 18(a) AND 61(a) OF THE ACT

SARATOGA INVESTMENT CORP.

SARATOGA INVESTMENT ADVISORS, LLC

 SARATOGA INVESTMENT CORP. SBIC LP

SARATOGA INVESTMENT CORP. GP, LLC

535 Madison Avenue

New York, New York 10022

(212) 906-7800

All Communications, Notices and Orders to:

Christian L. Oberbeck
Chief Executive Officer
and President

Saratoga Investment Corp.

535 Madison Avenue

New York, New York 10022

(212) 906-7800

Copies to:

Steven B. Boehm

Harry S. Pangas

Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
Tel: (202) 383-0100
Fax: (202) 637-3593

August 6, 2012

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
)
SARATOGA INVESTMENT CORP.,	)	AMENDMENT NO. 1 TO APPLICATION
SARATOGA INVESTMENT ADVISORS, LLC,	)	FOR AN ORDER PURSUANT TO SECTION
SARATOGA INVESTMENT CORP. SBIC LP,	)	6(c) OF THE INVESTMENT COMPANY
AND	)	ACT OF 1940 GRANTING EXEMPTIONS
SARATOGA INVESTMENT CORP. GP, LLC	)	FROM SECTIONS 18(a) AND 61(a) OF THE ACT
)
)
535 Madison Avenue	)
New York, New York 10022)
(212) 906-7800)
File No. 812-14022)
)
Investment Company Act of 1940)

I.         INTRODUCTION

Saratoga Investment Corp. (the “Company”), Saratoga Investment Advisors, LLC (the “Investment Adviser”), Saratoga Investment Corp. SBIC GP, LLC (the “General Partner”), and Saratoga Investment Corp. SBIC LP (“Saratoga SBIC,” collectively, the “Applicants”), hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act” ),(1) granting exemptions from Sections 18(a) and 61(a).  The relief requested in this application (the “Application”) would permit the Company to adhere to a modified asset coverage requirement under Section 61 of the 1940 Act with respect to any direct or indirect wholly owned subsidiary of the Company (each, a “Subsidiary” and, collectively, the “Subsidiaries”) that is licensed by the Small Business Administration (“SBA”) to operate under the Small Business Investment Act of 1958 (“SBIA”) as a small business investment company (“SBIC”) and relies on Section 3(c)(7) for an exemption from the definition of “investment company” under the 1940 Act (each, an “SBIC Subsidiary” and, collectively, the “SBIC Subsidiaries”).

All existing entities that currently intend to rely on the Order have been named as Applicants, and any other existing or future entities that may rely on the Order in the future would comply with the terms and condition of the Application.

(1)  Unless otherwise indicated, all section references herein are to the 1940 Act.

II.       GENERAL DESCRIPTION OF APPLICANTS

A.            The Company

The Company was organized under the General Corporation Law of the State of Maryland on March 21, 2007 for the purpose of operating as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”)(2) under the 1940 Act.(3)  In addition, the Company has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future.  The Company’s principal place of business is 535 Madison Avenue, New York, New York 10022.

In connection with its initial public offering of common stock (the “IPO”), on March 23, 2007 the Company filed a registration statement on Form N-2 (File No. 333-138051) (the “N-2”) and on January 12, 2007 filed a notice under Form N-54A to be subject to Sections 55 through 65 of the 1940 Act.  This N-2 was declared effective on March 23, 2007.  On March 22, 2007 the Company filed a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”).  Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act.  The Company’s common stock is listed on the New York Stock Exchange and trades under the ticker symbol “SAR”.

The Company operates as a BDC under the 1940 Act.  The Company’s investment objective is to generate both current income and capital appreciation on its investments.  The Company provides customized financing solutions to U.S. middle-market businesses primarily in the form of mezzanine debt, leveraged loans and, to a lesser extent, equity.  The Company partners with business owners, management teams and financial sponsors to provide financing for change of ownership transactions, strategic acquisitions, recapitalizations and growth initiatives.

The board of directors of the Company (the “Board”) has five members, of which three are not “interested persons” of the Company within the meaning of Section 2(a)(19).  As of March 31, 2012, the Company had no employees and two officers.  As discussed below, the Investment Adviser serves as the investment adviser to the Company.

B.    SARATOGA SBIC

The Company directly owns 99% of Saratoga SBIC in the form of limited partnership interests.  The General Partner, which is a Subsidiary of the Company, owns 1% of Saratoga SBIC in the form of a general partnership interest.  The Company is the sole member of the General Partner.  Saratoga SBIC was organized as a limited partnership under the laws of the

(2)  Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

(3)  The Company changed its name from GSC Investment Corp. to Saratoga Investment Corp. on July 30, 2010.

state of Delaware on October 5, 2011.  On March 28, 2012, the SBA issued Saratoga SBIC an SBIC license.  Since Saratoga SBIC’s inception, the General Partner has been the general partner of Saratoga SBIC, and the Company has acted as Saratoga SBIC’s manager and investment adviser.  Saratoga SBIC is not registered under the 1940 Act as it relies on the exemption from the definition of investment company contained in Section 3(c)(7).

Saratoga SBIC has the same investment objective and strategies as the Company, as summarized above. Saratoga SBIC has not made any investments to date.

As an SBIC, Saratoga SBIC will be examined periodically by the SBA’s staff to determine its compliance with SBIC regulations.  In addition, Saratoga SBIC will be audited on an annual basis by a third-party accounting firm. SBICs are designed to stimulate the flow of private equity capital to eligible small businesses.  Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $18 million and have average annual fully taxed net income not exceeding $6 million for the two most recent fiscal years.  In addition, an SBIC must devote at least 25 percent of its investment activity to “smaller” concerns as defined by the SBA.  A smaller concern is one that has a tangible net worth not exceeding $6 million and has average annual fully taxed net income not exceeding $2 million for the two most recent fiscal years.  SBA regulations also provide alternative size criteria to determine eligibility, which depend on the industry in which the business is engaged and include such factors as number of employees and gross sales.  According to SBA regulations, SBICs may make long-term loans to small businesses, invest in the equity securities of such businesses and provide them with consulting and advisory services.  In addition to size criteria, SBA regulations also contain other limitations, including limits related to permitted industries, terms of investment, conflicts of interest and co-investments.

C.    The Investment Adviser

The Investment Adviser was organized as a limited liability company under the laws of the State of Delaware on February 2, 2010.  The Investment Adviser is the external investment adviser to the Company pursuant to an investment advisory management agreement dated July 30, 2010 (as re-approved from time to time by the Board, the “Investment Advisory Agreement”), between the Company and the Investment Adviser.  The Investment Advisory Agreement was approved by the Board at an in-person meeting of the directors, including a majority of the Company’s directors who are not “interested persons” of the Company within the meaning of Section 2(a)(19) and was approved by the Company’s stockholders at the special meeting of stockholders held on July 30, 2010.  The Investment Adviser is registered under the Investment Advisers Act of 1940, as amended.

D.    The General Partner

The General Partner was organized as a limited liability company under the laws of the state of Delaware on October 5, 2011, and is a Subsidiary of the Company.  The General Partner is the general partner of Saratoga SBIC.  The managers of the General Partner are selected by the Company.

III.      RELIEF TO OPERATE AS ONE COMPANY

A.    Sections 6(c) and 18

1. Section 6(c)

Section 6(c) authorizes the Commission to exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provision or provisions of the 1940 Act or any rule thereunder if, and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2. Section 18

Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer, unless it complies with the asset coverage requirements set forth in that Section.  “Asset coverage” is defined in Section 18(h) to mean, with respect to a class of senior security representing an indebtedness of an issuer, the ratio that the value of the total assets of an issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer.  Under the provisions of Section 18(a)(1)(A), senior securities of closed-end investment companies representing indebtedness must have an asset coverage of 300 percent immediately after their issuance or sale.  Section 61(a) applies Section 18 to a BDC to the same extent as if the BDC were a registered closed-end investment company, subject to certain exceptions. One of the exceptions provides that the asset coverage requirement of Section 18(a)(1)(A) applicable to BDCs is 200 percent.

Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the SBIA.  However, companies operating under the SBIA, such as SBIC Subsidiaries, are subject to the SBA’s substantial regulation of permissible leverage in their capital structure.  An SBIC with outstanding SBA financial assistance may not incur any secured, third-party debt or refinance any debt with secured, third-party debt without prior written approval of the SBA.  Saratoga SBIC and any other SBIC Subsidiary will be regulated by the SBA and operate under the SBIA.  There will be no difference in the SBA’s regulation of Saratoga SBIC or other SBIC Subsidiaries due to the fact that it and any other SBIC Subsidiaries will not be registered under the 1940 Act or be BDCs.

3. Need for Relief

The Company is a closed-end investment company for purposes of Section 18, which is made applicable to BDCs by Section 61(a) thereof.  Since Saratoga SBIC is, and other SBIC Subsidiaries would be, subsidiaries of the Company, the Company may be required to comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) on a consolidated basis, because the Company may be deemed to be an indirect issuer of any class of senior security issued by Saratoga SBIC or another SBIC Subsidiary.  Applying Section 18(a) (as modified by Section 61(a)) on a consolidated basis generally would require that the Company treat as its own all assets held directly either by itself, by Saratoga SBIC, or by another SBIC Subsidiary and also to treat as its own any liabilities of the Company, Saratoga SBIC and the other SBIC Subsidiaries (with intercompany receivables and liabilities eliminated).

4. Requested Order

Solely for the purposes of the requested relief, and only for such purposes, the Company seeks to treat Saratoga SBIC and any other SBIC Subsidiaries as if each were a BDC subject to Sections 18 and 61.  Accordingly, the Company requests an Order pursuant to Section 6(c) exempting the Company from the provisions of Section 18(a), as modified by Section 61(a), such that senior securities issued by each SBIC Subsidiary that would be excluded from its individual asset coverage ratio by Section 18(k) if it were itself a BDC would also be excluded from the Company’s consolidated asset coverage ratio.  Because the SBIC Subsidiary would be entitled to rely on Section 18(k) if it were a BDC, there is no policy reason to deny the benefit of that exemption to the Company.  The Applicants believe that the Order requested in this Application would, if granted, be consistent with orders previously issued by the Commission(4) pursuant to, and satisfies the standards set forth in, Section 6(c).

B.    Condition

The Applicants agree that any Order granting the requested relief will be subject to the following condition:

1. The Company shall not issue or sell any senior security, and the Company shall not cause or permit Saratoga SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, Saratoga SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61); provided that, immediately after the issuance or sale by any of the Company, Saratoga SBIC or any other SBIC Subsidiary of any such senior security, the Company, individually and on a consolidated basis, shall have the asset coverage required by Section 18(a) (as modified by Section 61(a)).  In determining whether the Company has the asset coverage on a consolidated basis required by Section 18(a) (as modified by Section 61(a)), any senior securities representing indebtedness of Saratoga SBIC or another SBIC Subsidiary shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities.

IV.      PROCEDURAL MATTERS

A.    Communications

Please address all communications concerning this Application and the Notice and Order to:

(4)  See, e.g., In the Matter of PennantPark Investment Corporation, Inv. Co. Act Rel. No. 29686 (June 1, 2011) (order) and Inv. Co. Act Rel. No. 29665 (May 6, 2011) (notice); In the Matter of Fifth Street Finance Corp., et al., Inv. Co. Act Rel. No. 29526 (Dec. 14, 2010) (order) and Inv. Co. Act Rel. No. 29500 (Nov. 18, 2010) (notice) and In the Matter of Triangle Capital Corporation, et al., Inv. Co. Act Rel. No. 29482 (Oct. 22, 2010) (order) and Inv. Co. Act Rel. No. 29453 (Sep. 30, 2010) (notice).

Christian L. Oberbeck

Chief Executive Officer

Saratoga Investment Corp.

535 Madison Avenue

New York, New York 10022

(212) 906-7800

Please address any questions and a copy of any communications concerning this Application, the Notice and the Order to:

Steven B. Boehm

Harry Pangas

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

B.    Authorizations

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that the Company, by resolutions duly adopted by its Board on March 29, 2012 (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 6(c) of the Act for an order granting exemptions from Sections 18(a) and 61(a) of the Act. The Board also authorized the filing of this Application on behalf of its Subsidiaries: Saratoga SBIC and the General Partner. Each person executing the Application on behalf of the Company, the Subsidiaries and the Adviser says that he has duly executed the Application for and on behalf of the Company, Subsidiaries or the Adviser; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 6th day of August, 2012.

SARATOGA INVESTMENT CORPORATION

By:	/s/ Christian L. Oberbeck

Name: Christian L. Oberbeck

Title: Chief Executive Officer

SARATOGA INVESTMENT CORP. SBIC GP, LLC

By:	/s/ Christian L. Oberbeck

Name: Christian L. Oberbeck

Title: Authorized Officer

SARATOGA INVESTMENT CORP. SBIC LP

By:	/s/ Christian L. Oberbeck

Name: Christian L. Oberbeck

Title: Authorized Officer

SARATOGA INVESTMENT ADVISORS, LLC

By:	/s/ Christian L. Oberbeck

Name: Christian L. Oberbeck

Title: Managing Member

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated August 6, 2012, for and on behalf of Saratoga Investment Corp., Saratoga Investment Corp. SBIC GP, LLC, Saratoga Investment Corp. SBIC LP and Saratoga Investment Advisors, LLC, as the case may be, that he holds the office with such entity as indicated below and that all actions by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

SARATOGA INVESTMENT CORP.

By:	/s/ Christian L. Oberbeck
Name: Christian L. Oberbeck

Title: Chief Executive Officer

SARATOGA INVESTMENT CORP. SBIC GP, LLC

By:	/s/ Christian L. Oberbeck

Name: Christian L. Oberbeck

Title: Authorized Officer

SARATOGA INVESTMENT CORP. SBIC LP

By:	/s/ Christian L. Oberbeck

Name: Christian L. Oberbeck

Title: Authorized Officer

SARATOGA INVESTMENT ADVISERS, LLC

By:	/s/ Christian L. Oberbeck

Name: Christian L. Oberbeck

Title: Managing Member

EXHIBIT A

Resolutions of the Board of Directors

RESOLVED, that the officers of Saratoga Investment Corp. (the “Company”) shall be, and each of them hereby is, authorized and empowered, by and on behalf of the Company, and in its name, to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to requests for no-action relief or interpretative positions under the Investment Company Act of 1940, as amended (the “1940 Act”), or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of the Company as are duly authorized; and be it

FURTHER RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized and empowered, on behalf of the Company as the sole member of Saratoga Investment Corp. GP, LLC (the “General Partner”) and in its name, to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to requests for no-action relief or interpretative positions under the 1940 Act, or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of the General Partner as are duly authorized; and be it

FURTHER RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized and empowered, on behalf of the Company as the sole member of the General Partner of Saratoga Investment Corp. SBIC LP and in its name, to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to requests for no-action relief or interpretative positions under the 1940 Act, or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of Saratoga Investment Corp. SBIC LP as are duly authorized.

A-1